Bontan Corporation Inc.

Consolidated Financial Statements

For the Three Months Ended June 30, 2006 and 2005

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated August 24, 2006)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three months ended June 30, 2006 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the three months ended June 30, 2006 and the shareholders’ equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

August 24, 2006

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2006)

	Note	June 30, 2006 (Unaudited)	March 31, 2006 (Audited)
Assets
Current
Cash		$ 3,006,840	$ 3,262,842
Short term investments	3	2,834,557	1,777,921
Deferred stock based compensation	4	203,157	314,208
Prepaid and other receivables		96,668	95,801
		$ 6,141,222	$ 5,450,772
Liabilities
Current
Accounts payable and accrued liabilities		$ 43,130	$ 161,517
Advances from shareholders, non-interest bearing		3,314	3,471
		46,444	164,988
Shareholders' Equity
Capital stock	5	27,352,792	30,585,691
Warrants	6	6,961,152	2,540,608
Contributed surplus		4,069,549	4,069,549
Deficit		(32,288,715)	(31,910,064)
		6,094,778	5,285,784
		$ 6,141,222	$ 5,450,772

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2006)

Three months ended June 30	Note	2006	2005
Income
Interest		26,353	2,189

		26,353	2,189
Expenses
Exchange loss		171,290	15,271
Stock based compensation	4	125,883	1,260,629
Shareholders information		36,310	38,890
Travel, promotion and consulting		29,986	32,680
Loss on short term investments		28,896	30,306
Professional fees		2,919	1,204
Communication		2,669	2,937
Office and general		2,056	6,263
Bank charges and interest		1,988	2,069
Transfer agents fees		1,521	1,599
Rent		1,486	1,445
		405,004	1,393,293
Net loss for period		(378,651)	(1,391,104)

Net Loss per share - Basic and diluted	7	$ (0.01)	$ (0.11)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2006)

Three months ended June 30	2006	2005
Cash flows from operating activities
Net loss for period	$ (378,651)	$ (1,391,104)
Loss on investments	28,896	30,306
Provision for rent reversed
Stock based compensation	125,883	1,260,629
Net change in working capital components
Prepaid and other receivable	(867)	(494,226)
Accounts payable and accrued liabilities	(118,387)	(40,163)
	(343,126)	(634,558)
Investing activities
Short term Investments	(1,056,636)	(38,027)
Net loss from sale of short term investments	(28,896)
Investment in interest in gas properties	-	(172,107)
	(1,085,532)	(210,134)
Financing activities
Net advances from shareholders	(157)	2,251
Common shares issued	1,172,813	552,820
	1,172,656	555,071
Increase (decrease) in cash during period	(256,002)	(289,621)
Cash at beginning of period	3,262,842	860,330
Cash at end of period	$ 3,006,840	$ 570,709

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

(Unaudited –see Notice to Reader dated August 24, 2006)

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2005	12,975,539	28,280,890	-	3,795,078	(27,125,131)	4,950,837
Options exercised	500,000	284,367		-	-	284,367
Value of options exercised transferred		381,308		(381,308)		-
Issued under 2003 Consultant stock compensation plan	196,212	238,390		-	-	238,390
Issued under 2005 Consultant stock compensation plan	1,000,000	327,827		-	-	327,827
Restricted shares issued in settlement of fees	23,500	32,027		-	-	32,027
Warrants exercised	2,162,452	2,256,738		-	-	2,256,738
Issued under private placement	3,900,000	1,139,146		-	-	1,139,146
Existing warrants revalued	-	(254,120)	254,120	-	-	-
Warrants issued under private placement	-	(2,286,488)	2,286,488			-
Subscribed and paid for under private placement but issued subsequent to the balance sheet date	2,000,000	583,550				583,550
Finder fee		(397,944)				(397,944)
Options granted				655,779		655,779
Net loss	-	-		-	(4,784,933)	(4,784,933)
Balance March 31, 2006	22,757,703	$ 30,585,691	$ 2,540,608	$ 4,069,549	$ (31,910,064)	$ 5,285,784
Issued under 2003 Consultant stock compensation plan	20,000	14,832				14,832
Issued under private placement	4,500,000	1,303,126				1,303,126
Warrants issued under private placement		(3,810,814)	3,810,814			-
Finder fee		(740,043)	609,730			(130,313)
Net loss for period					(378,651)	(378,651)
Balance June 30, 2006	27,277,703	$ 27,352,792	$ 6,961,152	$ 4,069,549	$ (32,288,715)	$ 6,094,778

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

 These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2006 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2006, and the summary of significant accounting policies included therein.

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities.  The quoted market value of the securities on hand as at June 30, 2006 was $ 2,887,625 resulting in an unrealised gain of $53,068 which has not been accounted for according to the stated accounting policy.

The quoted market value of the securities on hand as at June 30, 2005 was $84,104 resulting in an unrealised loss of $30,306, which was accounted for according to the stated accounting policy.

 Included in the short-term investments as at June 30, 2006 are:

a)

50,000 preference shares held in a private corporation for a cost of US$50,000. The market    value of these shares as at June 30, 2006 was not available and was therefore considered to be nil.

b)

500,000 Class A shares held in a private corporation for a cost of US$50,000. The market value of these shares as at June 30, 2006 was not available and was therefore considered to be nil.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Stock compensation and Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2006	Deferred during year	Expensed during year	Balance at June 30, 2006
Options	$ -	$ -	$ -	$ -
Stocks	314,208	14,832	(125,883)	203,157
	$ 314,208	$ 14,832	$ (125,883)	$ 203,157

	Balance at April 1, 2005	Deferred during year	Expensed during year	Balance at June 30, 2005
Options	$ 1,145,152	-	$ (1,045,553)	$ 99,599
Stocks	587,777	-	(215,076)	372,701
	$ 1,732,929	-	$ (1,260,629)	$ 472,300

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

5.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

		June 30, 2006		March 31, 2006
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of year		22,757,703	$ 30,585,691	12,975,539	$ 28,280,890
Issued under a private placement	(i)	4,500,000	1,303,126	3,900,000	1,139,146
Subscribed under private placement			-	2,000,000	583,550
Warrants issued	Note 6	-	(3,810,814)	-	(2,540,608)
Expenses relating to private placement	(ii)	-	(740,043)	-	(397,944)
Restricted shares issued in settlement of fee				23,500	32,027
Warrants exercised				2,162,452	2,256,738
Issued under 2003 Consultant Stock Compensation Plan	(iii)	20,000	14,832	196,212	238,390
Issued under 2005 Consultant Stock Compensation Plan		-	-	1,000,000	327,827
Options exercised		-	-	500,000	665,675
		27,277,703	$ 27,352,792	22,757,703	$ 30,585,691

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

5.

CAPITAL STOCK (b) – Continued…….

(i)   On February 24, 2006, the Company reached an agreement with certain accredited investors for a private placement of 10.4 million Units at US$0.25 per Unit for gross proceeds of US$2.6 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.  The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on April 16, 2006. The number of Units subscribed under the private placement between April 1, 2006 and the closing date was 3.9 million resulting in issuance of equal number of common shares.

Refer to Note 6 regarding the details of the warrants issued and their valuation

(ii) Expenses relating to private placement relate to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds. Finder fee includes cash fee of $130,313 at 10% of the private placement proceeds of $1,303,126 received during the period and 1,040,000 warrants at 10% of the total number of Units at 10.4 million issued under the private placement. The warrants were issued on the closing date.  Each warrant can be exercised to acquire one common share of the company at an exercise price of US$0.35 within 24 months of the date of its issuance. The warrants were valued at $609,730 as explained in Note 6.

(iii)  20,000 shares were issued under 2003 Consultant Stock Compensation Plan to Jeffrey Robinson; brother of Mr. Terence Robinson, the key consultant. The shares were issued for various services provided under consulting contract and valued at the fair market value of shares on the date of issue.

6.   WARRANTS

		June 30, 2006		March 31, 2006
		(Unaudited)		(Audited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of period		5,667,410	2,540,608	8,879,571
Issued during period	i	6,500,000	3,810,814	3,900,000	2,286,488
Issued in settlement of finders fee	ii	1,040,000	609,730
Issued previously being revalued			-		254,120
Exercised during year		-		(2,162,452)
Expired during year		-		(4,949,709)
Issued and outstanding at end of year		13,207,410	$6,961,152	5,667,410	$2,540,608

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

6.   WARRANTS - Continued

I.

The company issued 6.5 million warrants under a 2006 private placement. 2 million warrants relating to Units subscribed and paid for prior to March 31, 2006 and the balance 4.5 million relating to Units subscribed during the current period as explained in Note 5(b) (i). These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue. As at June 30, 2006, none of the warrants were exercised or expired.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate

5%

Expected dividend

nil

Expected volatility

         130%

Expected life

                  730 days

Market price

         US$0.67

II.

The amount of $3,810,814 has been accounted for as a reduction of the value of the shares issued.

On April 16, 2006, the Company issued 1,040,000 warrants to Current Capital Corp., a related party as part of the finder’s fee in connection with a private placement as explained in Note 5(b) ii. The warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the assumptions detailed in 6.i. above. The amount of $609,730 has been accounted for as a finder’s fee.

7.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 27,271,036 shares for the three months ended June 30, 2006 (Three months ended June 30, 2005:  13,218,228)

The Company had approximately 13.2 million warrants and 4.8 million options, which were not exercised as at June 30, 2006. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

8.

COMMITMENTS AND CONTINGENT LIABILITIES

(g)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. Fee for the calendar year ending December 31, 2006 was settled by issuance of 288,000 common shares under 2005 Consultant stock compensation plan. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

(d)

On August 15, 2005, the company renewed consulting contract with Mr. John Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company and sole owner and president of Current Capital Corp., a firm with which the Company has media relation contract. (See 6(ii)). The contract was retroactive to July 1, 2005 for one year term, not subject to automatic renewal. The consulting fee was agreed to be 120,000 common shares under 2003 Consultants Compensation Plan. 107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan. Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate from time to time. On January 18, 2006, the Board extended Mr. Robinson’s contract for another year to June 30, 2007 and issued 179,048 common shares under 2005 Consultant stock compensation plan.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

9.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

   Included in shareholders information expense is $33,800 (2005 – $37,470) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

   CCC charged $1,486 for rent, telephone, consultants’ fees and other office expenses (2005: $2,171).

(iii)

   Finders fee of $740,043 (2005: $55,282 in connection with warrants exercised) was payable to CCC in connection with the private placement. The fee included cash fee at the rate of 10% of the proceeds from the private placement plus warrants at 10% of the number of Units subscribed and paid for..

(iv)

   Included in professional and consulting fees are fees of $24,518 (2005: $nil) paid to directors of the Company in the form of shares under Plans and $35,880 (2004: $nil) paid to a former director for consulting services in the form of shares under Plans.

(v)

   Business expenses of $2,602 (2005 - $2,129) were reimbursed to a director of the corporation and $26,577 (2005: $20,946) to a former director who provides consulting services to the Company.

(vi)

   Payable includes $6,584 (2005: $10,404) due to CCC, $3,188 (2005: $nil) due to a former director who provides consulting services to the Company and $1,507 (2005: $1,009) due to a director.

(vii)

   Prepaid and other receivable includes an advance of $25,000 to CEO granted on December 6, 2005. The advance is repayable within six months and carries interest at 5.5% per annum. The repayment date was extended on June 6, 2006 to December 6, 2006.

10.

SEGMENTED INFORMATION

As at June 30, 2006 and 2005, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2005.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2006 and 2005

(Unaudited –see Notice to Reader dated August 24, 2006)

10.

SEGMENTED INFORMATION - Continued

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	June30, 2006	March 31, 2006

Canada	$ 6,141,222	$ 5,432,531
USA	-	18,241

	$ 6,141,222	$ 5,450,772

11.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

12.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERAL

          ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED             ACCOUNTING PRINCIPLES - Continued

	June 30, 2006			March 31, 2006
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$ 6,141,222	53,068	$ 6,194,290	$ 5,450,772	746928	$ 6,197,700
Total assets	$ 6,141,222	$ 53,068	$ 6,194,290	$ 5,450,772	$ 746,928	$ 6,197,700

Current Liabilities	46,444		46,444	164,988		164,988
Capital stock	27,352,792		27,352,792	30,585,691		30,585,691
Warrants	6,961,152		6,961,152	2,540,608		2,540,608
Accumulated other comprehensive income		446,409	446,409		564,631	564,631
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,288,715)	(393,341)	(32,682,056)	(31,910,064)	182,297	(31,727,767)
Liabilities and shareholders' equity	$ 6,141,222	$ 53,068	$ 6,194,290	$ 5,450,772	$ 746,928	$ 6,197,700

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Three months ended June 30	2006	2005

Net Loss for period, Canadian GAAP	(378,651)	(1,391,104)
Exploration interests expensed	-	(388,675)
Reclassification of unrealized losses on short term investments	-	30,306
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	171,290	15,271
Loss for year US GAAP	(207,361)	(1,734,202)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(171,290)	(15,271)
Reclassification of unrealised losses on short term investments (i)	-	(30,306)
Unrealised gain on short term investments (i)	53,068
Comprehensive loss for year, US GAAP	(325,583)	(1,779,779)

Basic and diluted loss per share, US GAAP	(0.01)	(0.13)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

       ACCOUNTING PRINCIPLES – (Continued)

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Three months ended June 30	2006	2005
Cashflows used in operating activities, Canadian GAAP	(343,126)	(634,558)
Adjustment to oil & gas properties interests	-	(172,107)

Cashflows used in operating activities, US GAAP	(343,126)	(806,665)

Cashflows used in investing activities, Canadian GAAP	(1,085,532)	(210,134)
Adjustment to oil & gas properties interests	-	172,107
Cashflow provided by (used) in investing activities	(1,085,532)	(38,027)

Cashflow provided by financing activities, Canadian and US GAAP	1,172,656	555,071

Increase(decrease) in cash during period, Canadian and US GAAP	(256,002)	(289,621)
Cash at beginning of period	3,262,842	860,330
Cash at end of period	3,006,840	570,709

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2005 and 2004

(Unaudited –see Notice to Reader dated August 24, 2005)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES (Continued)

  (i)      Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

(ii)        Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

Fiscal 2005

As the Company’s interests in gas project is currently at exploratory stages, it has been decided to expense the cost of acquiring the interests and its contribution to exploration costs under the US GAAP. No adjustment is considered necessary as regards the Company’s interest in oil properties since the interest was subsequently sold at a profit and was therefore not considered held for exploration as at June 30, 2005.

New accounting pronouncements

There were no new accounting developments in the US standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2006.